UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 7, 2009

_____

ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c)   On August 7, 2009, the Company's Board of Directors appointed Randall J. Scheuneman , age 41, as the Company's principal accounting officer for SEC reporting purposes. Mr. Scheuneman joined the Company as Vice President & Chief Accounting Officer on August 3, 2009. From November 2006 until joining the Company, Mr. Scheuneman was Vice President, Finance, at Lab Safety Supply, Inc., a subsidiary of W. W. Grainger, Inc., where he was responsible for the accounting and finance functions. Mr. Scheuneman joined W. W. Grainger, Inc. in May 2002 as Vice President, Internal Audit. W. W. Grainger, Inc. is a broad-line supplier of facilities maintenance and other related products. Prior to joining W. W. Grainger, Inc., Mr. Scheuneman was a Senior Manager at Arthur Andersen LLP.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits

Exhibit Number   Exhibit Description

99.1   Press Release issued by Illinois Tool Works Inc. dated August 7, 2009

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: August 7, 2009   By: /s/ James H. Wooten, Jr.
                                  James H. Wooten, Jr.
                                  Senior Vice President, General Counsel & Secretary